FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

35 Efal Street, Petach Tikva, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On December 21, 2006, Aladdin Knowledge Systems Ltd. (the “Registrant”) will hold its annual general meeting of shareholders. A copy of the proxy statement which has been sent to shareholders of the Registrant is attached hereto as Exhibit A.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) By: /s/ Efrat Makov —————————————— Efrat Makov CFO

Date: November 14, 2006